25 October 2002

Government misses the point on indemnity

THE Federal Government’s rescue package for medical indemnity, announced by the Prime Minister on Wednesday, tackles only a small part of the insurance crisis in Australian health care. It adds insult to injury for private hospitals – which account for 52% of all surgery in Australia and almost 40% of all hospital admissions – which have been ignored by the Government.

In response to a question about whether the medical indemnity package provided anything for private hospitals, the Prime Minister responded that the package:

“...would be of very significant benefit to private hospitals in an indirect sense because it will stabilise private medical practice and specialties.”

“This statement clearly demonstrates the Government has missed the point,” Michael Roff, Executive Director of the Australian Private Hospitals Association, said.

“Even if the measures announced do stabilise private medical practice, this outcome will be academic if the ability of specialists to practice is curtailed by the withdrawal of services by private hospitals.

“Indemnity insurers are increasingly reluctant to cover high-risk services in private hospitals and a number of obstetric units have already been forced to close. In addition, many hospitals have advised they are actively considering withdrawing from the provision of obstetrics and neurosurgery.

“The issue we face today is the ongoing capacity of private hospitals to continue providing a full range of high quality services.

“Without private hospitals, health funds are irrelevant. Without private hospitals, Government health policy is in tatters. Without private hospitals, the public hospital system would collapse overnight and the best Australia could hope for would be the disaster that is the UK national health system.”

In its medical indemnity package, the Government recognised that premium affordability and its impact on service provision by doctors was a key issue that needed to be addressed. As a result, they have introduced direct premium subsidies for practitioners in high-risk specialties.

However, despite the fact that private hospitals have experienced steep increases in professional indemnity premiums – of up to 1,000% in one case – and some hospitals have been forced to close services, the Government will provide no assistance.

Although health funds have indicated they will not compensate private hospitals for professional indemnity premium increases, one major health fund has indicated it will increase benefits to practitioners for medical services in recognition of the increased costs of medical indemnity insurance for doctors.

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The fact is private hospitals are paying an average of 141% increases in professional indemnity insurance and an average 250% increase for excesses, according to a recent report by Trowbridge Deloitte Consulting. They are also paying for wage rises for nurses, as well as increasing costs for supplies, equipment and technology. All of these are beyond the control of hospitals and none of these costs are indexed to CPI.

“While these cost increases are not limited to the private sector, payments to public hospitals by the Commonwealth under the Health Care Agreements have increased by an average 5.1% above CPI per year (since 1997–98),” Robert Cooke, Group General Manager Hospitals for Mayne, added. “At the same time, the number of public hospital episodes has actually declined over the last 12 months.

“Both the health funds and the Federal Government must come to grips with the reality that health insurance in Australia has been undervalued for years and should be tied to a health-specific measure of CPI.

“Private health insurance premiums are far less volatile than other areas of general insurance. Surely, we place greater emphasis on quality hospital and health care when rated against general insurance premiums?”

Health insurance rose by 6.9% in April 2002, compared with generally higher average annual (2001–02) premium increases in other areas of insurance, including:

• Fire and Industry Special Risk	29%
• Houseowners/Householders	6%
• Marine and Aviation	10%
• Public and Product Liability	22%
(Source: Second Insurance Industry Market Pricing Review, ACCC, September 2002, Page viii)

• Workers’ Compensation	13%
• Property	25%
• Commercial Motor Vehicle	11%
• Directors and Officers	19%
(Source: 2002 Interim Insurance Survey, JP Morgan/Trowbridge Deloitte Consulting, Executive Summary, Table 1)

“I don’t think many of these insurance policies have the capacity to be life saving,” Francis Sullivan, CEO of CHA, noted. “All we’re asking for is one of two things. First, an assurance that the costs of running private hospitals are met by appropriate benefit payments from health funds. Many funds have indicated that, despite seeking premium increases, they will not pass on these increases to hospitals.

“Or, secondly, the Federal Government expand its medical indemnity package to include private hospitals – in exactly the same way they are now covering private practitioners.

“Otherwise, the only way private hospitals can cover their cost increases is through the re-introduction of patient gap payments for hospital services. Clearly we cannot continue to operate, absorbing these costs, without a mechanism for getting appropriate funding into hospitals to meet the real costs of care.”

[ENDS]

Media Contacts:	APHA	Brett Heffernan on (02) 6285 2716 or 0412 764 958.
	CHA	Francis Sullivan on (02) 6260 5980 or 0418 486 440.
	Mayne	Rob Tassie on (03) 9868 0886.

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